                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      Vanguard Extended Market Index Fund
--------------------------------------------------------------------------------
                              (Name of Issuer)

                        Vanguard Extended Market VIPERs
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                   992908652
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 6, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 92908652
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  1     Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        TD Asset Management Inc.
        No S.S. or I.R.S. Identification Number
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Organized under the Business Corporations Act (Ontario), in the country of Canada
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    Number of              5       Sole Voting Power

     Shares                        43,273
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   None
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                                   43,273
     Reporting             -----------------------------------------------------
                           8       Shared Dispositive Power

    Person With                    None

--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        43,273
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.09%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        O.O.
--------------------------------------------------------------------------------


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ITEM 1.

         (a)      Name of Issuer
                  Vanguard Extended Market Index Fund

         (b)      Address of Issuer's Principal Executive Offices
                  100 Vanguard Blvd. V-35
                  Malvern, PA 19355


ITEM 2.

         (a)      Name of Person Filing
                  TD Asset Management Inc.

         (b) Address of Principal Business Office or, if none, Residence 34th Floor, Canada Trust Tower, 161 Bay Street, Toronto, ON, M5J 2T2

         (c)      Citizenship
                  Organized under the laws of Canada

         (d)      Title of Class of Securities
                  Vanguard Extended Market VIPERs

         (e)      CUSIP Number
                  992908652


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).
         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).
         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).
         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e)      [ ]      An investment adviser in accordance with
                           ss.240.13d-1(b)(1)(ii)(E);
         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g)      [ ]      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);
         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i)      [ ]      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of
                           the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)      [ ]      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).



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ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:        43,273      .
                                             -------------------

         (b)      Percent of class:              6.09%          .
                                    ----------------------------

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote    43,273  .
                                                                    -----------

                  (ii)     Shared power to vote or to direct the vote
                           None              .
                           ------------------

                  (iii)    Sole power to dispose or to direct the disposition
                           of 43,273           .
                              -----------------

                  (iv)     Shared power to dispose or to direct the disposition
                           of      None     _.
                              ---------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
         CONTROL PERSON.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

ITEM 10. CERTIFICATION

                                        By signing below I certify that, to the
                                        best of my knowledge and belief, the
                                        securities referred to above were not
                                        acquired and are not held for the
                                        purpose of or with the effect of
                                        changing or influencing the control of
                                        the issuer of the securities and were
                                        not acquired and are not held in
                                        connection with or as a participant in
                                        any transaction having that purpose or
                                        effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 19, 2003
                                        ----------------------------------------
                                        Date


                                        /s/ Abdallah Abdula
                                        ----------------------------------------
                                            Abdallah Abdula
                                            VP & Director, Risk Management
                                            TD Asset Management Inc.